UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                                  Conolog Corp.
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                   208254 40 9
                                 (CUSIP Number)

                              Fred S. Skolnik, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 26, 1999
             (Date of Event Which Requires Filing of This Statement)

                  If the  Filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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                                  SCHEDULE 13D

CUSIP No.  208254 40 9                               Page  2 of 9 Pages

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   CLOG LLC
   I.R.S. Identification Number:11-3479491

   Warren Schreiber

   The Nybor Group, Inc.
   I.R.S. Identification Number: 11-3095214

   Robyn Schreiber

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [  ]    (b)  [  ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*    WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e) [X]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

             CLOG LLC - State of New York
             Warren Schreiber - United States of America
             The Nybor Group, Inc. - State of New York
             Robyn Schreiber - United States of America

 NUMBER OF  SHARES          7    SOLE VOTING POWER
                                            3,057,143

 BENEFICIALLY  OWNED BY     8    SHARED VOTING POWER
                                            3,057,143

 EACH  REPORTING            9    SOLE DISPOSITIVE POWER
                                            3,057,143

 PERSON  WITH              10  SHARED DISPOSITIVE POWER
                                            3,057,143



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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    3,057,143

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      48.9%

14  TYPE OF REPORTING PERSON*   CO, IN




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Item 1.  Security and Issuer.

         The Reporting Persons are making this statement in reference to shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Conolog Corp., a Delaware corporation ("Conolog" or the "Issuer"). The address of Conolog's principal executive offices is 5 Columbia Road, Somerville, NJ 08876.

Item 2.  Identity and Background.

         The Reporting Persons are making this statement pursuant to Rule 13d-1(a).

         (a)  Names:

                           CLOG LLC ("CLOG")
                           Warren Schreiber
                           The Nybor Group, Inc. ("Nybor")
                           Robyn Schreiber

         (b) Residence or business address:

                           CLOG:
                           64 Shelter Lane
                           Roslyn, New York 11577

                           Warren Schreiber:
                           64 Shelter Lane
                           Roslyn, New York 11577

                           Nybor:
                           64 Shelter Lane
                           Roslyn, New York 11577

                           Robyn Schreiber:
                           64 Shelter Lane
                           Roslyn, New York 11577

         (c) Warren Schreiber is employed as Chairman and President of The Skyes Corporation, a corporation primarily engaged in the business of consulting and investing, of which Mr. Schreiber is the sole shareholder. CLOG is a limited liability company established for the sole purpose of investing in the Issuer. Mr. Schreiber is the controlling member of CLOG. Nybor is a company primarily engaged in the business of consulting and investing. Robyn Schreiber is the majority and controlling shareholder of Nybor. Warren Schreiber is the President of Nybor. Warren Schreiber and Robyn

Schreiber are husband and wife.

         (d) None of the Reporting Persons has been convicted in a criminal proceeding in the last five years.

         (e) On September 7, 1995, the Market Surveillance Committee of the National Association of Securities Dealers (the "NASD") (the "MSC") issued a decision in which Mr. Schreiber was censured, fined $100,000, barred from association with any NASD member in any capacity, and assessed costs of $22,104. This decision, which was appealed to the Securities and Exchange Commission (the "Commission"), found that Mr. Schreiber (i) knowingly participated at various times in the unregistered distribution of securities of a company (unrelated to the Issuer) in violation of Article III, Section 1 of the NASD's Rules of Fair Practice ("Conduct Rule 2110"); (ii) knowingly employed manipulative and deceptive practices in connection with the acquisition of securities to obtain control of a company (unrelated to the Issuer) in violation of Conduct Rule 2110, Article III, Section 18 of the NASD's Rules of Fair Practice, Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 thereunder; (iii) recommended and effected the purchase of stock of a company (unrelated to the Issuer) while in possession of material, non-public information, in violation of Conduct Rules 2110 and 2120, and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder; (iv) engaged in securities transactions with or on behalf of customers without disclosing that Castleton, Rhodes, Inc. (the "Firm") and the company (unrelated to the Issuer) were under common control, in violation of Conduct Rule 2110, and Article III, Section 13 of the NASD's Rules of Fair Practice; and (v) engaged in an improper distribution of equity securities issued by an affiliate of the Firm in violation of Conduct Rule 2110 and Schedule E of the NASD's By-Laws. The Commission found that the NASD's MSC made generalized findings as to the credibility of a key witness and Mr. Schreiber, and that the MSC's decision did not reflect whether the factfinder considered substantial evidence that contradicted these findings. The Commission determined that it could not complete its review function in this manner until the NASD had provided the Commission with clarification of the basis of its credibility determinations. The Commission's remand will permit the NASD to discuss explicitly the record evidence bearing on witness credibility. In ordering the remand, the Commission expressed no view on the outcome of this proceeding. The Commission remanded the proceeding to the NASD and ordered that the sanctions imposed by the NASD be vacated.

         None of the other Reporting Persons has been a party to a civil proceeding of a judicial or administrative body during the last five years.

         (f) CLOG was organized under the laws of the state of New York. Mr. Schreiber is a citizen of the United States. Nybor was organized under the laws of the state of New York. Robyn Schreiber is a citizen of the United States.

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Item 3.  Source and Amount of Funds or Other Consideration.

         See Item 4.

Item 4.  Purpose of Transaction.

         On March 26, 1999, CLOG and Conolog entered into an option agreement, dated as of December 22, 1998 (the "Option Agreement"), under which Conolog granted CLOG an irrevocable option and right to immediately purchase up to $2,000,000 of Conolog convertible debentures. The option terminates on October 26, 1999. The convertible debentures mature one year after the date of issuance. The principal amount of the convertible debentures is immediately convertible into shares of Common Stock of Conolog at a conversion price of $1.00 per share (or an aggregate of 2,000,000 shares of Common Stock). On March 26, 1999, CLOG exercised its option to the extent of purchasing $200,000 principal amount of convertible debentures of Conolog. CLOG borrowed sums from two of its investors to fund the purchase of the $200,000 convertible debentures. Each investor was issued a promissory note in the principal amount of $100,000, payable on demand, evidencing CLOG's obligation to repay the $200,000 loan.

         Also on March 26, 1999, Nybor entered into a consulting agreement with Conolog, dated as of December 22, 1998 (the "Consulting Agreement"), pursuant to which Nybor was issued 1,057,143 shares of Common Stock of Conolog.

         On March 26, 1999, Conolog filed a Registration Statement on Form S-3 covering (i) the shares of Common Stock issuable pursuant to the convertible debentures and (ii) the shares of Common Stock obtained pursuant to the Consulting Agreement.

         The Reporting Persons acquired the shares of Common Stock of the Issuer reported herein to obtain an equity position in Conolog.

         Subject to and depending upon the availability of prices deemed favorable by them, the Reporting Persons may choose to exercise the option to acquire additional convertible debentures, convert the convertible debentures into shares of Common Stock, purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.

         Depending upon prevailing conditions and their evaluation of the factors described above, the Reporting Persons may also determine to dispose of shares of Common Stock held by them in the open market, in privately negotiated transactions with third parties, or otherwise.

         The Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of

Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Persons hold 3,057,143 shares of Common Stock (including 200,000 shares of Common Stock issuable upon the exercise of a currently convertible debenture and 1,800,000 shares of Common Stock issuable upon the exercise of a currently exercisable option for the purchase of immediately convertible debentures), which represent 48.9% of the total shares of Common Stock outstanding as of March 8, 1999.

         The percentage for the Reporting Persons was calculated using as the denominator the sum of (i) the 200,000 shares of Common Stock issuable upon the exercise of a currently convertible debenture and 1,800,000 shares of Common Stock issuable upon the exercise of a currently exercisable option for the purchase of immediately convertible debentures and (ii) the 4,248,997 outstanding shares of Common Stock as of March 8, 1999, based upon the Quarterly Report on Form 10-Q filed by Conolog for the period ended January 31, 1999.

         (b)      See Item 6.

         (c) The following is a summary of the open market sales of Common Stock made by Warren Schreiber during the last sixty days:

--------------------------------------------------------------------------------
                                            Number of Shares    Approximate
Date of Transaction          Type of        of Common Stock     Price Per Share
                             Transaction
--------------------------------------------------------------------------------
January 27, 1999             Sale           100                 $1.88
--------------------------------------------------------------------------------
February 12, 1999            Sale           3000                $1.44
--------------------------------------------------------------------------------
February 12, 1999            Sale           2100                $1.63
--------------------------------------------------------------------------------
February 12, 1999            Sale           2800                $1.56
--------------------------------------------------------------------------------
February 12, 1999            Sale           2000                $1.44
--------------------------------------------------------------------------------
February 17, 1999            Sale           3000                $1.38
--------------------------------------------------------------------------------
February 17, 1999            Sale           5000                $1.25
--------------------------------------------------------------------------------
February 17, 1999            Sale           3000                $1.25
--------------------------------------------------------------------------------
February 17, 1999            Sale           2000                $1.38
--------------------------------------------------------------------------------
February 17, 1999            Sale           2000                $1.38
--------------------------------------------------------------------------------
March 15, 1999               Sale           500                 $1.88
--------------------------------------------------------------------------------
March 15, 1999               Sale           5000                $1.75


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--------------------------------------------------------------------------------
March 16, 1999               Sale           4500                $2.25
--------------------------------------------------------------------------------
March 17, 1999               Sale           5000                $2.25
--------------------------------------------------------------------------------
March 17, 1999               Sale           5000                $2.25
--------------------------------------------------------------------------------
March 17, 1999               Sale           5000                $2.25
--------------------------------------------------------------------------------

         Except as described in Item 4 hereof, during the past 60 days none of the other Reporting Persons has effected any transactions in the shares of Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  The Option Agreement and Consulting Agreement provide that CLOG and Nybor shall vote any shares of Common Stock acquired pursuant to the terms thereof as recommended by the President of Conolog, and also provide for the grant of an irrevocable proxy in furtherance thereof.

Item 7.  Material to be Filed as Exhibits.

         (1)      Agreement among the Reporting Persons.

         (2) Option Agreement, dated as of December 22, 1998, between CLOG and Conolog (the "Option Agreement").*

         (3) Form of Convertible Debenture of Conolog, to be issued upon the exercise of options under the Option Agreement.*

         (4) Consulting Agreement, dated as of December 22, 1998, between Nybor and Conolog.*
--------------------
* Filed as an exhibit to Issuer's Registration Statement on Form S-3 (Registration No. 333-75141) and incorporated herein by reference.


                                        8

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 2, 1999

                                              CLOG LLC


                                              By:  /s/ Warren Schreiber
                                              -------------------------
                                                    Warren Schreiber, Member



                                              /s/ Warren Schreiber
                                              --------------------
                                              Warren Schreiber



                                              THE NYBOR GROUP, INC.

                                              By: /s/ Warren Schreiber
                                              ------------------------
                                              Warren Schreiber, President



                                              /s/ Robyn Schreiber
                                              -------------------
                                              Robyn Schreiber

                                    EXHIBIT 1


                  The undersigned agree that the Statement on Schedule 13D to which this Agreement is attached is filed on behalf of each one of them.

Dated: April 2, 1999

                                           CLOG LLC


                                           By: /s/ Warren Schreiber
                                           ------------------------
                                           Warren Schreiber, Member



                                           /s/ Warren Schreiber
                                           --------------------
                                           Warren Schreiber



                                           THE NYBOR GROUP, INC.


                                           By: /s/ Warren Schreiber
                                           ------------------------
                                           Warren Schreiber, President



                                           /s/ Robyn Schreiber
                                           -------------------
                                           Robyn Schreiber




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